China Finance Online Co. Limited
August 10, 2006
CONFIDENTIAL

TO:	Ms. Kristi Beshears Staff Accountant Division of Corporate Finance Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549

CC:	Mr. Daniel L. Gordan Branch Chief Division of Corporate Finance Securities and Exchange Commission 450 Fifth Street N.W. Washington, D.C. 20549
Re:	China Finance Online Co. Limited Form 20-F for the year ended December 31, 2005 (File No. 000-50975)
Dear Ms. Beshears,
     I refer to your fax of July 28, 2006 to China Finance Online Co., Limited (the “Company”), regarding SEC comments on the Company’s Form 20-F filed on May 23, 2006. The Company has been working with its accountants to prepare responses to your comments, and expects to provide responses to those comments via EDGAR by August 25, 2006. In the event that the Company will not be able to respond by August 25, the Company will contact you in advance.
     Please direct all future correspondence with respect to this matter to the Company as set forth below:
China Finance Online Co. Limited
9th Floor of Tower C, Corporate Square
No. 35 Financial Street
Xicheng District, Beijing 100032
People’s Republic of China
Tel: +86 (10) 5832 5326
Fax: +86 (10) 5832 5200
Attention: Zhao Zhiwei
With a copy to:
O’Melveny & Myers LLP
Plaza 66, 37th Floor
1266 Nanjing Road West
Shanghai 200040
People’s Republic of China
Tel: +86 (21) 2307-7068
Fax: +86 (21) 2307-7300
Attention: Todd Bissett, Esq.
     I would appreciate your acknowledging receipt of this fax by emailing me at zwzhao@jrj.com.
     Thank you for your assistance in this matter.
Very truly yours,

/s/ Zhao Zhiwei
Zhao Zhiwei
Chief Executive Officer China Finance Online Co., Limited

cc:	Howard Zhang, Esq. David Lin, Esq. Todd Bissett, Esq.